June 12, 2006

Mr. Yonglin Du
19th Floor, Building C
Tianchuangshiyuan,
Huishongbeili,
Beijing, China 100012

> **Re: Dahua, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed May 10, 2006**
> **File No. 333-122622**
> **Exchange Act reports**
> **File No. 0-49852**

Dear Mr. Du:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1.   As requested in prior comment one dated December 15, 2005, file a redlined version of your next amendment marked to show changes on EDGAR. See Rule 310 of Regulation S-T and Rule 472 of Regulation C.

2.   Much of the disclosure regarding your operations needs to be updated to reflect all activities undertaken up until at least the first quarter ended March 31, 2006. See for example, the disclosure in the Summary section regarding sales and the disclosure in your MD&A section. Other portions of the prospectus need to be updated to the latest practicable date. See for example, the beneficial ownership amounts discussed on page 24. Please revise throughout, as necessary.

3.   The disclosure in the summary and in MD&A indicates that 6 units were sold as of December 31, 2005, although disclosure in the plan of operations indicates 32 units were sold at that date. In addition, under "Description of Business – Development Projects" you indicate 35 units have been sold as of the date of the prospectus. You appear to use different meanings for the sale of units. Please

reconcile as appropriate. If you treat units reserved with deposits as sold units, please explain why, particularly in light of the revenue recognition disclosure in MD&A.

Management's Discussion and Analysis, page 35

4.   We note your response to prior comment 17. Please revise your disclosures in MD&A to discuss the allowance for the loans receivable recorded during the year ended December 31, 2004, including how management determined that the loans should be written off during that period as opposed to any previous period.

Critical Accounting Policies and Estimates, page 38

5.   We note your response to prior comment 14. As discussed in ARB 43, Chapter 4, when inventory is written down to a new cost basis, the reduced amount is considered the cost for subsequent accounting purposes. Accordingly, valuation adjustments for any subsequent recoveries in value are not appropriate. Please revise your disclosures accordingly.

Financial Statements, page 48

6.   Please revise the financial statements to include page numbers on each page of the financial statements.

Statement of Cash Flows

7.   We note your disclosure of net proceeds from the issuance of common stock. Based on your disclosure in Note 9, it appears that the issuance of common stock resulted from the conversion of short-term loans. Please revise your cash flow statement presentation to reflect the borrowings under the short-term loans within financing activities, and the conversion of the loans into common stock as a non-cash investing and financing activity. Refer to paragraph 32 of FAS 95 and revise your disclosure accordingly.

Note 9 – Additional Paid-in-Capital

8.   Please tell us how the conversion price of the short-term loans of $0.477 per share was determined. Tell us whether the loans had any beneficial conversion feature at the date of issuance, and if so, how you accounted for this feature under EITF 98-5 and EITF 00-27, if applicable.

Part II

Undertakings

9.   In your amended filing, please revise to include the new undertakings that became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new Item 512(a)(4) and 512(g)(2) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf.

1934 Act Periodic Reports

10.   We note your response to prior comments five and six. Your responses do not appear to explain all of the differences in the reported net loss and accumulated deficit between the financial statements provided in the 8-K and those provided in the registration statement. Please ensure that the amended 8-K includes a complete reconciliation between each of the previously reported and revised amounts as required by paragraph 37 of APB 20. Also, please note that the auditor's report should refer to the restatement and that the report should be dual-dated or re-dated.

11.   We note your response to prior comment 18. It appears that the quarterly reports for the periods ended March 31, 2005 and June 30, 2005 also need to be amended to correct similar errors. Please file the amended quarterly reports, including disclosures regarding the nature of the restatements.

12.   We note that no filings were made under Item 4.02 of Form 8-K relating to the restatements to the previously filed financial statements. Please file the required disclosures under Item 4.02 of Form 8-K as soon as possible.

13.   Please revise the disclosures in your periodic reports as appropriate to clearly state your conclusions regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-B. We note that your disclosure in the 10-KSB for the year ended December 31, 2005 states that your disclosure controls and procedures were effective with respect to alerting your executive officers to material information required to be disclosed, but no conclusion on effectiveness is made with respect to the information disclosed under sub-paragraph (ii). Note that to the extent that your disclosure includes a definition of disclosure controls and procedures, the entire definition must be provided, and a clear conclusion regarding effectiveness with respect to each component must be made.

14.   Tell us the specific factors you considered in evaluating the effect of the restatements to your financial statements noted above on your conclusions regarding the effectiveness of your disclosure controls and procedures.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Schonfeld & Weinstein, L.L.P.
        Fax (212) 480-0717

Mr. Yonglin Du
Dahua, Inc.
June 12, 2006
P. 5